June 1, 2010
BY CERTIFIED MAIL
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Alexandra M. Ledbetter
               Mr. Roger Schwall

Re:	ION Geophysical Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-12691

Registration Statement on Form S-3
Filed April 20, 2010
File No. 333-166200
Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730
Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com
Marc H. Folladori
Direct Tel (713) 238-2696
Direct Fax (713) 238-4696
mfolladori@@mayerbrown.com

Ladies and Gentlemen:
     This letter is submitted on behalf of ION Geophysical Corporation (the “Company”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. R. Brian Hanson with the Company, dated May 17, 2010. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced below, together with the responses of the Company.
Form 10-K for Fiscal Year Ended December 31, 2009
Regulatory Matters, page 16
1. We note your statement that you are subject to laws and regulations concerning protection of the environment. We also note that many, if not all, of your SPANS are for offshore locations. Given recent events in the Gulf of Mexico, please advise of any provisions in your contracts that might subject you to environment-related penalties or damages or that would indemnify you for such amounts. Also, tell us whether you carry any insurance against such events and, if so, the amounts of that coverage.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

June 1, 2010

Response:
     In response to this question, the Company provides the following as supplemental information:
     We provide advanced seismic data acquisition equipment, seismic software, and seismic planning, processing, and interpretation services to seismic contractors who have been hired by exploration and production companies to conduct seismic operations or services. We also conduct seismic data acquisition operations for our own account through our Texas subsidiary corporation, GX Technology Corporation (“GXT”). The following is a summary of the environmental risks associated with these two general areas of operation:
Provider of Equipment, Software and Services
     As a provider of seismic equipment, software, and services, we are subject to local, state, and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties, and the protection of the environment. As the case with much advanced electronic equipment such as our seismic equipment, some of our equipment contains materials that are classified under the law as “hazardous materials.” In addition, the manufacturing process for some of our equipment involves materials that are classified as “hazardous materials.” As a result, we are required to comply with governmental laws and regulations pertaining to the manner in which hazardous materials used in our manufacturing processes are handled and wastes generated from such operations are disposed.
     We have implemented a Health, Safety, and Environment (HSE) system for the management of these materials as well as the handling and recycling or disposal of wastes resulting from our operations. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil, and/or criminal penalties and the issuance of injunctive relief. Spills or releases of chemicals, materials, and wastes at our facilities or at offsite locations where they are transported for recycling or disposal could subject us to environmental liability, which may be strict liability, and joint and several liability, for the costs of cleaning up chemicals, materials, and wastes released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by such spills or releases. As a result of such actions, we could be required to remove previously disposed wastes, remediate environmental contamination, and undertake measures to prevent future contamination.

June 1, 2010

     We maintain a global insurance program that provides insurance coverage for ION and all of its subsidiaries. The global insurance program includes coverage for pollution-related liability up to $76 million.
     While we believe that we are in substantial compliance with current applicable environmental laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on us, we cannot give any assurance that this trend will continue in the future. We do not currently foresee the need for significant expenditures to ensure our continued compliance with current environmental protection laws.
Seismic Data Acquisition
     It is important to distinguish GXT’s marine seismic acquisition operations from the offshore petroleum drilling operations conducted by exploration and production companies. Exploration and production companies (and the drilling and completion contractors they engage) drill beneath the ocean floor to find and extract hydrocarbons. Neither ION nor GXT is an exploration or production company, or a drilling/completion contractor.
     GXT’s marine seismic acquisition operations consist of GXT engaging a seismic contractor to perform pre-specified marine seismic acquisition services. The seismic contractor typically will provide the vessel, the crew, and the seismic equipment for the acquisition project and will conduct the acquisition activities utilizing its vessel, crew, and equipment. Most contractors obtain marine seismic data by towing behind their vessel long seismic cables, known as “streamers,” upon or just below the surface of the sea. The streamers contain hydrophones that detect and measure pressure changes transmitted through the water back from the earth’s subsurface structures. The hydrophones transmit electrical impulses back to the vessel’s data recording unit, where the seismic data is stored for subsequent processing and analysis. Less often, the contractor will obtain seismic data using an ocean-bottom cabled system that is deployed directly on the ocean floor rather than towed behind the vessel. GXT maintains the data acquired from these operations in regional SPANs, or offshore basin-wide seismic data libraries that were acquired and imaged using advanced geological and geophysical technology, including our own.
     None of our seismic data acquisition systems penetrates the ocean bottom, so use of such a system cannot cause a release of hydrocarbons from beneath the sea bed. Marine seismic acquisition programs are subject to the issuance of governmental permits that consider impact on marine mammals and fisheries and potential environmental risks, including spill response plans. Streamers used in marine seismic acquisition are filled with either light oil or a “solid” gel. On rare occasions, through an unlikely external cause such as a shark bite, a streamer can experience an accidental rupture while being used in open water. Such a rupture could result in the release of a relatively small quantity of light oil, up to approximately 20 gallons per streamer. Upon such an incident, we or our contractor would comply with environmental policy control measures to control and minimize the leak and contain any released substance by deploying spill response

June 1, 2010

materials from the vessel, notifying proper authorities, and cooperating with responses of proper authorities. In any event, such a release would have minimal environmental impact due to the relatively small quantity of released substance involved and the rapidly dissipating nature of the substance.
     The class and size of vessels used in GXT’s seismic acquisition projects depends on the program and the specific marine environment. For example, acquisition programs in the Arctic use contractors with fully ice-strengthened vessels and ice breakers. The size of the vessels used in seismic data acquisition varies with the program but does not compare to super tankers or other large commercial vessels typically used worldwide in the oil industry to transport oil or other hydrocarbon products.
     The vessels used in GXT’s marine seismic acquisition projects do not transport oil or other hydrocarbon products as a cargo. The only oil or oil product typically onboard such vessels is the oil and fuel contained in the vessel’s engine and fuel tanks. Consequently, the only risk for oil pollution from the vessel is oil spilled as the result of a rupture in the vessel’s fuel tank or a refueling incident. Vessels typically have multiple fuel compartments, and it is unlikely that every fuel compartment would be simultaneously ruptured in an incident. In such a case, the maximum spill volume would be limited to the size and fuel capacity of the affected fuel compartment of the vessel. A refueling incident typically would involve a ruptured hose during refueling or a possible overfill situation in the vessel’s tank, causing fuel to be spilled out of the vents and onto the deck of the vessel and/or possibly to the water directly. Most modern fueling systems have “dry connect” hoses and “emergency shutdown” systems, so a failure during the refueling process should be quickly recognized and terminated.
     A Canadian subsidiary of GXT has recently acquired a vessel called the Polar Prince. The Polar Prince is a Canadian Coast Guard DNV Ice Classed 1A-1/Type A icebreaker that will be chartered to GXT to serve as a support vessel in GXT’s marine seismic acquisition programs. The vessel’s crew is contracted from a Canadian company. The Polar Prince has 14 diesel fuel tank compartments, consisting of a total fuel capacity of 694 cubic meters, and maintains an inventory of spill response materials on board.
     When GXT engages a seismic contractor for a marine seismic acquisition project, the terms of the engagement contract generally contain various standard mitigation, indemnity, and insurance provisions, including a requirement for the contractor to perform the services in compliance with applicable laws, statutes, and regulations and in accordance with environmental, health, and safety requirements, a requirement for the contractor to assume all risk for pollution or contamination that originates from the equipment provided by the contractor or its subcontractors or vendors, a requirement for the contractor to assume all risk from the contractor’s generation, transportation, handling, or disposal of any hazardous materials or substances, a requirement for the contractor to indemnify GXT related to its obligations, and a requirement that the contractor maintain certain types and levels of insurance.

June 1, 2010

     We maintain a global insurance program that provides insurance coverage for ION and all of its subsidiaries, including GXT. The global insurance program includes coverage for pollution-related liability up to designated limits, including coverage for pollution-related liabilities related to owning and operating the Polar Prince vessel. Our insurance policies provide us with coverage up to $76 million for pollution liability and up to $21 million for pollution liability resulting from ownership of the Polar Prince vessel.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Results of Operations, page 46
2. We note in your discussion of gross profit and gross profit percentage your explanation that the steady increase in your gross profit percentage from 29.0% in 2007 to 30.6% in 2008 to 31.5% in 2009 was primarily due to the mix of business from year to year. We also note the steady decline in your Land Imaging and Marine Imaging Systems. Please discuss in greater detail the profitability of each of your business segments. For instance, where known trends, demands, commitments, events or uncertainties within a segment had a material effect, please describe them. Refer to SEC Release No. 34-26831, Parts III.D and III.F.1, available on our website at http://www.sec.gov/rules/interp/33-6835.htm. In this regard, providing separate discussions of the results of each of your segments rather than addressing them all in one paragraph would make your disclosure clearer.
Response:
     Please be advised that in its responses contained herein, the Company will disclose the manner in which it will comply with the Staff’s requests set forth in its comments.
     In response to this comment, the Company has provided revised language in certain excerpts from its 2009 Form 10-K, particularly the additional tables included in the section entitled “Key Financial Metrics” and the section entitled “Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008” on page 45 and page 46, respectively, of the 2009 Form 10-K. This revised language is contained in Exhibit A, which is attached to this response letter. The changed language has been marked to show the revisions made in response to the Staff’s comment.
     The Company will also undertake to comply with this comment and make similar disclosures in its future filings.
     Please note that for purposes of its response to this comment, the Company’s disclosures have been confined to comparisons of fiscal 2009 results against fiscal 2008 results. A

June 1, 2010

comparison of fiscal 2008 results versus fiscal 2007 results was omitted because the gross margins attributable to the individual segments were for the most part, much the same in 2008 as they were in 2007. However, in future filings, the Company will provide comparisons between each of the three years’ results where required.
Liquidity and Capital Resources, page 50
3. Please enhance your discussion by describing in greater detail your working capital requirements.
Response:
     In response to this comment, the Company has revised the first paragraph in the section entitled “Liquidity and Capital Resources – Sources of Capital” beginning on page 50 of the Form 10-K, as set forth in the attached Exhibit B.
     The Company will also undertake to comply with this comment and make similar disclosures in its future filings.
Cash Flow from Operations, page 57
4. Please enhance your discussion of cash flow from operations to provide greater detail concerning the causes of the line item changes. For instance, we note your statement on page 57 that the decrease in net cash provided by your operating activities from $111.7 million for 2008 to $52.0 million for 2009 was primarily due to decreased accrued liabilities and accounts payable as well as deferred income tax. Please disclose whether these changes are tied to declining revenues in one or more of your business segments or geographic areas, or perhaps some other factor. In this regard, please explain your statement at the bottom of page 57 that you are continuing to adjust your manufacturing and purchasing plans in order to focus on making sales from remaining inventory, thereby further reducing your current levels of inventory. Refer to Instruction 4 to Item 303(a) of Regulation S-K.
Response:
     In response to this comment, the section entitled “Cash Flow from Operations” beginning on page 57 of the Form 10-K has been revised as set forth in the attached Exhibit C, which has been marked to show the revisions to the relevant language.
     The Company will also undertake to comply with this comment and make similar disclosures in its future filings.

June 1, 2010

Controls and Procedures, page 66
5. We note your statement on page 66 that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may omit the reference to the level of assurance of your disclosure controls and procedures. Refer to SEC Release No. 34-47986, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.
Response:
     The Company acknowledges this comment and will omit the reference to the level of assurance of its disclosure controls and procedures in future filings. The Company also confirms that the conclusions of its principal executive officer and principal financial officer regarding the Company’s disclosure controls and procedures would not have changed had the revised disclosure been provided. If this comment had been complied with regarding the Company’s 2009 Form 10-K, the relevant paragraphs would have read as follows (i.e., the language below stricken-through would have been omitted):
     “(a) Evaluation of Disclosure Controls and Procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file with or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time period specified by the SEC’s rules and forms. Disclosure controls and procedures, include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. ~~There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.~~

June 1, 2010

     Our management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2009. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.”
     The Company undertakes that its future filings will omit any similar reference to level of assurance of its disclosure controls and procedures, consistent with the foregoing.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 26
6. With respect to the comments on your executive compensation disclosure, please show us how you intend to comply with our comments in the future by providing us with draft disclosure based on information and data from 2009.
Response:
     Set forth in the Company’s responses numbered 7, 8 and 9 below are draft disclosures showing how the Company intends to comply with the Staff’s comments in future proxy statements filed by the Company.
7. We note your disclosure on page 30 that in 2009 the board and the compensation committee considered permitting certain employees to exchange underwater stock options, but determined ultimately not to implement the proposed Replenishment Program, even after obtaining shareholder approval. Please disclose the rationale for the decision not to implement the program.
Response:
     The Company provides the following information as supplemental information:
     The Replenishment Program, if it had been implemented, would have allowed certain employees of the Company to exchange outstanding stock options having exercise prices above $3.35 per share, and receive shares of the Company’s common stock. The Company filed its Definitive Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”), which included the proposal regarding the Replenishment Program, on

June 1, 2010

April 23, 2009. As of the end of February and March 2009, 100% of the Company’s outstanding stock options were underwater. As of April 23, 2009, the weighted average exercise price of the underwater options that would have been eligible for the Replenishment Program was $11.13 per share. On the last trading day of March 2009, the closing sales price of the Company’s common stock on the New York Stock Exchange (“NYSE”) was $1.56 per share.
     The Company’s stockholders approved the proposal regarding the Replenishment Program at the 2009 Annual Meeting of Stockholders held on May 27, 2009. On that date, the closing sales price of the Company’s common stock on the NYSE was $2.85 per share. As disclosed in the 2009 Proxy Statement, if the Company’s stockholders had approved the Replenishment Program, the Board of Directors of the Company would have the discretion to implement the Replenishment Program at any time, if at all, within six months of such stockholder approval. In this manner, the Board of Directors determined that it was prudent to monitor the performance of the Company’s stock price during this six-month period.
     After the Annual Meeting of Stockholders, the sales price for the Company’s common stock closed above $3.00 a number of times in June. The common stock traded at close to $3.00 a number of times during August, and in September traded well above $3.00 for most of the month. On October 30, 2009, the closing sales price of the Company’s common stock on the NYSE was $3.83; on November 27, 2009, the closing sales price of the Company’s common stock on the NYSE was $5.62. As a result of this significant increase in the Company’s stock price over this period, fewer of our outstanding stock options were underwater than they had been as of the mailing date of the 2009 Proxy Statement, and in the opinion of Company management, employees would be less incentivized to exchange their options under the Replenishment Program. Since the Company believed that few employees were likely to participate in the Replenishment Program, the Company determined that the Replenishment Program would not serve its primary purpose – to promote employee retention. Additionally, the Company estimated the implementation of the Replenishment Program would require cash expenditures by the Company of up to $2 million and would have resulted in significant accelerated compensation expense charges against its earnings. Accordingly, the Company determined that the likely costs outweighed the perceived benefits of the Replenishment Program, and decided not to implement it.
     In response to this comment, the Company would have revised the first full paragraph on page 30 of its Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”) by adding two new sentences to the very end of that paragraph, which sentences would have read as follows:
“The proposal to approve the Replenishment Program had provided that even if approved by our shareholders, our Board of

June 1, 2010

Directors or Compensation Committee could still decide not to implement the program. The reasons the program was ultimately not implemented were (i) the increase in the market price of our common stock after the date of mailing (in April 2009) of the proxy material for our 2009 annual meeting of shareholders had effectively reduced the number of participants who would have benefited from participating in the program and (ii) the expenditures involved in implementing the program and the compensation charges against our earnings that would result from the program outweighed the projected benefits that the program would provide ION and our employees.”
8. We note your disclosure on pages 34-35 that the compensation committee evaluated each executive’s performance during 2009 in light of established financial and individual objectives, including “pre-designated personal critical success factors” in the case of your chief executive officer. Please revise your disclosure to describe the specific contributions of individual executives considered by the committee in its evaluation and determination of the bonus amount awarded to each named executive officer, based on the relevant facts and circumstances. We note your statement on page 36 that the committee “took into consideration not only the company’s ability to weather the downturn effectively but to make changes and accomplish initiatives critical to positioning the company for future long-term growth.” Refer to Item 402(b)(2)(vii) of Regulation S-K.
Response:
     In response to this comment, the section entitled “2009 Incentive Plan” beginning on page 35 of the 2010 Proxy Statement has been revised as set forth in the attached Exhibit D, which is marked to show the changes to the existing disclosures.
9. In your discussion of potential payments upon termination or a change of control, beginning on page 51, please include the definition of a “change of control,” instead of merely referring to each individual executive’s employment agreement and the applicable stock plans.
Response:
     In response to the Staff’s comment, the section entitled “Potential Payments Upon Termination or Change of Control” beginning on page 51 of the Proxy Statement has been revised as set forth in the attached Exhibit E, which is marked to show the changes to the existing disclosures.

June 1, 2010

10. In your discussion of potential payments upon termination or a change of control, it appears that you are missing disclosure concerning James R. Hollis’ employment agreement. Even though Mr. Hollis is no longer employed at ION, he was a named executive officer for 2009 and you were required to provide disclosure as to all aspects of his compensation. In your response letter to us, please disclose the information required under Item 402(j) of Regulation S-K, describing the effect of his termination of employment on January 29, 2010. If he was not entitled to any payment due to his resignation, advise us accordingly.
Response: Mr. Hollis voluntarily resigned from his position as the Company’s President and Chief Operating Officer, effective on January 29, 2010. As a result of his resignation, Mr. Hollis forfeited his rights to (i) 48,333 shares of the Company’s restricted stock, (ii) unvested options to purchase 121,250 shares of the Company’s common stock and (iii) 200,000 unvested stock appreciation rights. Other than payment for his accrued and unused vacation time pursuant to Texas law and the Company’s employment policies, Mr. Hollis did not receive any severance or other payments upon his resignation, and he is not entitled to receive any severance or other payments in the future.

Additionally, please be advised that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments or the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please direct your questions or additional comments to David L. Roland, Esq. at 281-933-3339, or me at 713-238-2696. In addition, please provide via facsimile transmission any additional written comments you may have to Mr. Roland, and to me at 713-238-4696. Thank you for your assistance.

June 1, 2010

Very truly yours,
Marc H. Folladori
MHF/paj
Enclosures

EXHIBIT A
     Key Financial Metrics. The following table provides an overview of key financial metrics for our company as a whole and our four business segments during the twelve months ended December 31, 2009, compared to those for fiscal 2008 and 2007 (in thousands, except per share amounts):

	Years Ended December 31,
	2009	2008	2007
Net revenues:
ION Systems Division:
Land Imaging Systems	$103,038	200,493	$325,037
Marine Imaging Systems	103,024	182,710	177,685
Data Management Solutions	33,733	37,240	37,660

Total ION Systems Division	239,795	420,443	540,382
ION Solutions Division	179,986	259,080	172,729

Total	$419,781	$679,523	$713,111

Gross profit:
Land Imaging Systems	$1,931	$30,279	$59,786

Marine Imaging Systems	48,365	74,567	69,904

Data Management Solutions	21,998	24,656	22,292

Total ION Systems Division	72,294	129,502	151,982

ION Solutions Division	59,844	78,246	54,601

Total	$132,138	$207,748	$206,583

Gross margin:
Land Imaging Systems	1.9%	15.1%	18.4%

Marine Imaging Systems	46.9%	40.8%	39.3%

Data Management Solutions	65.2%	66.2%	59.2%

Total ION Systems Division	30.1%	30.8%	28.1%

ION Solutions Division	33.2%	30.2%	31.6%

Total	31.5%	30.6%	29.0%

Income (loss) from operations:
ION Systems Division:
Land Imaging Systems	$(39,126)	$(13,662)	$28,681
Marine Imaging Systems	29,632	52,624	44,727
Data Management Solutions	19,970	22,298	17,290

Total ION Systems Division	10,476	61,260	90,698
ION Solutions Division	27,747	40,534	21,646
Corporate	(58,395)	(62,334)	(48,450)
Impairment of goodwill and intangible assets	(38,044)	(252,283)	—

Total	$(58,216)	$(212,823)	$63,894

Net income (loss) applicable to common shares	$(113,559)	$(293,713)	$40,256

Basic net income (loss) per common share	$(1.03)	$(3.06)	$0.49

Diluted net income per (loss) common share	$(1.03)	$(3.06)	$0.45

     We intend that the discussion of our financial condition and results of operations that follows will provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes.
     We anticipate that we will account for our 49% interest in the proposed joint venture with BGP under the equity method of accounting under U.S. generally accepted accounting principles. As a result, after the joint venture is formed, we will no longer include in our results of operations all of the net revenues and costs and expenses attributable to the contributed businesses on a going forward basis. In our results of operations, our proportional share of the joint venture’s net income (loss) will be reported as a single line item, and our investment in the joint venture will be increased by our proportional share of joint venture net income and decreased by our proportional payment of dividends made. Additionally, our equity investment in the joint venture will be reported as a single line item on our balance sheet, and the assets and liabilities of the contributed business currently consolidated in our balance sheet as of December 31, 2009 will be removed. See “— Proposed Joint Venture and Related Transactions with BGP” below.
     For a discussion of factors that could impact our future operating results and financial condition, see Item 1A. “Risk Factors” above.
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues, Gross Profit and Gross Margin.
     Land Imaging Systems. Net revenues in 2009 decreased by $97.5 million, to $103.0 million, compared to $200.5 million for the twelve months ended December 31, 2008. Despite the inclusion of ARAM’s full-year operating results, net revenues decreased across all of the land imaging segment’s product lines due to the continued market decline, which greatly impacted our business in North America and Russia. The decrease in gross margins in our Land Imaging Systems was due to the full-year impact of ARAM’s intangible asset amortization and our land segment’s rental pool depreciation, combined with lower sales volumes. Additionally, sales of our land acquisition systems, which normally have higher margins than our other land products (such as vibrator trucks), also decreased in 2009 compared to 2008, and contributed to the decreased gross margins in this segment.
     Marine Imaging Systems. Net revenues in 2009 decreased by $79.7 million to $103.0 million, compared to $182.7 million for the year ended December 31, 2008. This decrease was seen across most of our marine imaging product lines, most notably in our marine streamer positioning products and our VectorSeis Ocean (VSO) system product line. The decline in our marine streamer positioning products was due to the delays in the scheduled completion and commissioning of new marine vessels to be introduced into the market, which would otherwise have been outfitted with our marine products and would have contributed to our revenues. The decrease in our VSO revenues was due to deliveries in 2008 of VSO System 4 and System 5, which were not duplicated in 2009. This decrease was partially offset by increased sales of our DigiFIN streamer control systems, compared to 2008 levels. The increase in gross margins in our Marine Imaging Systems segment is mainly due to changes in the product mix, principally attributable to a decrease of $38.7 million in VSO revenues in 2009 compared to 2008. Our VSO system product lines normally have experienced lower margins for their sales, when compared to our other marine products.
     Data Management Solutions. Our Data Management Solutions’ net revenues decreased by $3.5 million to $33.7 million, compared to $37.2 million in 2008. The decrease was due entirely to the effect of foreign currency exchange rate fluctuations. Expressed in Great Britain Pounds Sterling (the local currency), net revenues actually increased by £1.2 million, which was principally due to increased sales of our Orca software product. The slight decrease in gross margins in our Data Management Systems is also due to changes in product mix, with slightly more equipment sales, which have lower margins than the software sales, in 2009 compared to 2008.
     ION Solutions. Net revenues decreased by $79.1 million, to $180.0 million, compared to $259.1 million in 2008. The results for 2009 reflected decreases in sales from our seismic data library from our completed multi-client seismic surveys, most notably in the Africa and India regions, and decreased revenues from new multi-client seismic surveys. These decreases were due to decreased spending by our customers as a result of reduced demand caused by the economic recession. With the overall market decline, the market focus shifted from the acquisition of new seismic data to utilizing and reprocessing previously acquired seismic data. This shift was evidenced by the decreases in our multi-client seismic data library sales and revenues from new multi-client seismic surveys; however, these decreases were partially offset by increases in data processing revenues. The increase in gross margins for our ION Solutions division was mainly driven by the increased revenues from our data processing services compared to revenues from these services for the prior year. This increase was partially offset by lower gross margins in our multi-client data library sales, which were due to the impact of the straight-line multi-client data library amortization rates, combined with lower revenues from sales from that library. See “ — Critical Accounting Policies and Estimates — Revenue Recognition and Product Warranty.”
     ~~Net Revenues. Net revenues of $419.8 million for the year ended December 31, 2009 decreased $259.7 million, compared to the corresponding period of 2008, principally due to the continued decline in the global economy, which caused decreased activity and demand for seismic products and services, most notably in our Land Imaging Systems segment. Land Imaging Systems’ net revenues decreased by $97.5 million, to $103.0 million compared to $200.5 million during the twelve months ended December 31, 2008. Despite the inclusion of ARAM’s full-year operating results, the division was strongly impacted by the market decline, which resulted in reduced sales across all product lines compared to 2008. Marine Imaging Systems’ net revenues decreased $79.7 million to $103.0 million, compared to $182.7 million during the year ended December 31, 2008, principally due to the continued decline in the global economy and to delays in the scheduled completion and commissioning of new marine vessels being introduced into the market, which would otherwise have been outfitted by our marine products. This decrease was partially offset by increased sales of our DigiFIN positioning systems. Our Data Management Solutions’ net revenues decreased slightly by $3.5 million, to $33.7 million compared to $37.2 million in 2008. This decrease was due entirely to the effect of foreign currency exchange rate fluctuations compared to a year ago.~~
     ~~ION Solutions’ net revenues decreased $79.1 million, to $180.0 million, compared to $259.1 million in 2008. The results for 2009 reflected decreased multi-client data library sales and new venture program sales, partially offset by increases in data processing service revenues.~~
     ~~Gross Profit and Gross Profit Percentage. Gross profit of $132.1 million for the year ended December 31, 2009 decreased $75.6 million compared to the prior year. Gross profit percentage for the twelve months ended December 31, 2009 was 31.5% compared to 30.6% in the prior year. The 0.9% increase in our gross margin percentage was primarily due to the mix of business, especially in our Marine Imaging Systems and our ION Solutions segments. This increase was partially offset by lower margins in our Land Imaging System division, which were principally the result of increased amortization expense related to ARAM’s acquired intangibles and the headcount reduction restructuring charges taken during 2009. The margins for 2009 in our Data Management Solutions segment remained flat due to product mix sold when compared to 2008 margin levels.~~

EXHIBIT B
Liquidity and Capital Resources
Sources of Capital
     Our cash requirements include our working capital requirements, and cash required for our debt service payments, dividend payments on our preferred stock, seismic data acquisitions and capital expenditures. As of December 31, 2009, we had a working capital deficit of $59.0 million, principally resulting from the reclassification of our long-term indebtedness under our commercial banking revolving line of credit and term loan facility to short-term indebtedness. Excluding $271.1 million of our short-term notes payable and the current maturities of our long-term debt, our working capital would have been a positive $212.1 million at December 31, 2009. Working capital requirements are mainly driven by our continued investment in our multi-client seismic data library ($89.6 million in fiscal 2009) and our inventory purchase obligations. In comparison to one year ago, we have reduced our outstanding inventory purchase obligations to $21.4 million at December 31, 2009 from $72.6 million at December 31, 2008. Also, our headcount has traditionally been a significant driver of our working capital needs. Because a significant portion of our business is involved in the planning, processing and interpretation of seismic data services, one of our largest investments is in our employees, which involves cash expenditures for their salaries, bonuses, payroll taxes and related compensation expenses. Our working capital requirements may change from time to time depending upon many factors, including our operating results and adjustments in our operating plan required in response to industry conditions, competition, acquisition opportunities and unexpected events. In recent years, our primary sources of funds have been cash flows generated from our operations, our existing cash balances, debt and equity issuances and borrowings under our revolving credit and term loan facilities (see “— Revolving Line of Credit and Term Loan Facilities” below).
     ~~Our cash requirements include our working capital requirements, debt service payments, dividend payments on our preferred stock, data acquisitions and capital expenditures. In recent years, our primary sources of funds have been cash flow from operations, existing cash balances, equity issuances and our revolving credit facility (see “— Revolving Line of Credit and Term Loan Facilities” below).~~

B-1

EXHIBIT C
Cash Flow from Operations
     We have historically financed our operations from internally generated cash and funds from equity and debt financings. Cash and cash equivalents were $16.2 million at December 31, 2009, a decrease of $19.0 million compared to December 31, 2008. Net cash provided by operating activities was $52.0 million for the year ended December 31, 2009, compared to $111.7 million for the year ended December 31, 2008. The decrease in our cash flows from operations was mainly due to the decrease in revenues and our results of operations for 2009 compared to our results for 2008. The decrease in our results of operations is more fully described at “— Results of Operations — Years Ended December 31, 2009 Compared to Year Ended December 31, 2008”. The decline in our revenues, combined with an increase in our receivables collection efforts, resulted in reductions in our account receivables and unbilled receivables balances. Also, during 2009 we made significant payments to our vendors related to our outstanding inventory purchase obligations. We have reduced, and will continue to reduce, our inventory purchase obligations and costs and expenses for our manufacturing activities, until such time as we experience increased levels of customer demand for our products. For example, we have decreased our contractual inventory purchase obligations to $21.4 million at December 31, 2009 compared to $72.6 million at December 31, 2008. We presently believe that a majority of our equipment sales in 2010 will be produced from our current inventories rather than from the purchase and/or manufacturing of new inventories. ~~The decrease in net cash provided in our operating activities was primarily due to decreased accrued liabilities and accounts payable. This decrease was partially offset by a decrease in our inventories, a decrease in accounts receivable resulting from lower sales levels and increased collections on our receivables and a decrease in our unbilled receivables due to lower sales levels and the timing of the invoicing of those sales. We are continuing to adjust our manufacturing and purchasing plans in order to focus on continuing to make sales from the remaining inventory and thereby further reduce current levels of inventory.~~
     Cash and cash equivalents were $35.2 million at December 31, 2008, a decrease of $1.2 million compared to December 31, 2007. Net cash provided by operating activities was $111.7 million for the year ended December 31, 2008, compared to $93.8 million for the year ended December 31, 2007. The increase in net cash provided in our operating activities was primarily due to increased accrued liabilities and accounts payable as well as decreased accounts receivable resulting from increased collections in 2008. This increase was partially offset by increased investment in our inventories. We have adjusted our manufacturing and purchasing plans in order that we can focus on making sales from this inventory in order to reduce our current levels of inventory.

C-1

EXHIBIT D
2009 Incentive Plan
     The purpose of the 2009 incentive plan was to:
•	provide an incentive for our participating employees to achieve their highest level of individual and team performance in order to accomplish our company’s 2009 strategic and financial goals, and

•	reward the employees for those achievements and accomplishments.
     Designated employees, including our named executive officers, were eligible to participate in our 2009 incentive plan. The 2009 incentive plan was designed to equate the size of the incentive award to the performance of the individual participant and the performance of our company as a whole. Every participating named executive officer had the opportunity to earn an incentive payment based on their performance against criteria as defined by our Chief Executive Officer, and achievement of our company’s performance against designated consolidated financial objectives. Award determinations for the named executive officers under the plan were also based on evaluations of employee performance by our Chief Executive Officer. Under the 2009 incentive plan, 25% of the funds allocated for distribution were available to award to eligible employees regardless of the company’s 2009 financial performance, and 75% of the funds were available for distribution to eligible employees only to the extent the company satisfied the designated 2009 financial performance criteria. As a result, the amount of total dollars available for distribution under the incentive plan was largely dependent on the company’s achievement of the pre-defined financial objectives.
     As reported in the chart below, our 2009 incentive plan established a 2009 target consolidated Adjusted EBITDA (net income before net interest expense, taxes, depreciation and amortization and other factors) performance goal. Prior to approval of the 2009 incentive plan, management and the Committee concluded that, in the depressed industry and economic environment prevalent in late 2008 and throughout 2009, it was important for the company to encourage achievement of cash flow and Adjusted EBITDA. As a result, the Committee approved performance criteria based on Adjusted EBITDA for 2009 bonus awards to the named executive officers and other covered employees under our 2009 incentive plan. Under the plan, every participating named executive officer other than our Chief Executive Officer had the opportunity to earn up to 100% of his or her base salary depending on performance of our company against the designated performance goal and performance of the executive against personal criteria determined at the beginning of 2009 by our Chief Executive Officer. Under separate terms approved by the Compensation Committee and contained in his employment agreement, our Chief Executive Officer participated in the plan with potential to earn a target incentive payment of 75% of his base salary, depending on achievement of the company’s target consolidated performance goal and pre-designated personal critical success factors, and a maximum of 150% of his base salary upon achievement of the maximum consolidated performance goal and the personal critical success factors.
     Performance Criteria. In 2009, the Compensation Committee approved the following corporate consolidated Adjusted EBITDA performance criteria for consideration of bonus awards to the named executive officers and other covered employees under the 2009 incentive plan (the calculation of Adjusted EBITDA excluded one-time and special non-operating charges):

Threshold	Target	Maximum
Adjusted EBITDA	Adjusted EBITDA	Adjusted EBITDA
$113.9 million	$142.4 million	$190.8 million
     Where an employee is primarily involved in a particular business unit, the financial performance criteria under our incentive plan are heavily weighted toward the operational performance of the employee’s business unit rather than consolidated company performance. All of our named executive officers have broader corporate responsibility; as a result, their performance goals are heavily weighted toward the consolidated performance of the company as a whole.
     During 2009, on a consolidated basis, excluding the impact of certain special non-recurring items, we achieved consolidated Adjusted EBITDA of $72.2 million. Because on a consolidated basis we did not achieve our threshold

D-1

or target financial objectives in 2009, the named executive officers and many other eligible executives and employees generally received either no bonus payments, or only reduced bonus payments, pursuant to the incentive plan. In cases where the Committee decided to award discretionary bonus payments for 2009, the Committee took into consideration our company’s overall performance and the leadership and personal commitment exhibited by the company’s management team against one of the worst national and global economic downturns in the post-war era. The Committee took into consideration not only the company’s ability to weather the downturn effectively but to make changes and accomplish initiatives critical to positioning the company for future long-term growth. For example, when considering the bonus payment for Mr. Peebler, among the factors the Committee took into consideration was Mr. Peebler’s leadership in our company’s successful negotiation and completion of our joint venture with BGP to design, develop, manufacture and sell land-based seismic data acquisition equipment for the petroleum industry. When considering the bonus payment for Mr. Hanson, among the factors the Committee took into consideration was Mr. Hanson’s critical involvement in the completion of the BGP joint venture and Mr. Hanson’s leadership in completing several key finance transactions during 2009, including the completion of a refinancing of most of the Company’s debt in connection with the completion of the BGP joint venture. When considering the bonus payment for Mr. Roland, among the factors the Committee took into consideration was Mr. Roland’s involvement in the completion of the BGP joint venture and Mr. Roland’s leadership in securing several major litigation judgments that our company had pursued against certain of our competitors. When considering the bonus payment for Mr. Friedemann, among the factors the Committee took into consideration was Mr. Friedemann’s involvement in the completion of the BGP joint venture and the initial marketing efforts related to the joint venture.
     Our 2009 Summary Compensation Table below reflects the payments that our named executive officers received under our 2009 incentive plan. Because the company’s data processing business unit exceeded its 2009 financial objectives under the plan, employees primarily involved in that business unit generally received larger bonus payments than employees in other business units.
     In April 2010, the Compensation Committee approved our 2010 annual incentive plan. The general structure of our 2010 annual incentive plan is similar to our 2009 incentive plan but will focus on achievement of operating income rather than Adjusted EBITDA. The particular performance goals designated under our 2010 plan reflect our confidential strategic plans, and cannot be disclosed at this time because it would provide our competitors with confidential information regarding our market and segment outlook and strategies. We are currently unable to determine how difficult it will be for our company to meet the designated performance goals under our 2010 plan. Generally, the Committee attempts to establish the threshold, target and maximum levels such that the relative difficulty of achieving each level is approximately consistent from year to year.

D-2

EXHIBIT E
Potential Payments Upon Termination or Change of Control
     Under the terms of our equity-based compensation plans and our employment agreements, our Chief Executive Officer and certain of our other named executive officers are entitled to payments and benefits upon the occurrence of specified events including termination of employment (with and without cause) and upon a change in control of our company. The specific terms of these arrangements, as well as an estimate of the compensation that would have been payable had they been triggered as of December 31, 2009, are described in detail below. In the case of each employment agreement, the terms of these arrangements were established through the course of arms-length negotiations with each executive officer, both at the time of hire and at the times of any later amendment. As part of these negotiations, the Compensation Committee analyzed the terms of the same or similar arrangements for comparable executives employed by companies in our industry group. This approach was used by the Committee in setting the amounts payable and the triggering events under the arrangements. The termination of employment provisions of the employment agreements were entered into in order to address competitive concerns by providing those individuals with a fixed amount of compensation that would offset the potential risk of leaving their prior employer or foregoing other opportunities in order to join our company. At the time of entering into these arrangements, the Committee considered the aggregate potential obligations of our company in the context of the desirability of hiring the individual and the expected compensation upon joining us. However, these contractual severance and post-termination arrangements have not affected the decisions the Committee has made regarding other compensation elements and the rationale for compensation decisions made in connection with these arrangements.
     The following summaries set forth estimated potential payments payable to our named executive officers (other than Mr. Hollis, whose employment terminated on January 29, 2010) upon termination of employment or a change of control of our company under their current employment agreements and our stock plans and other compensation programs as if his employment had so terminated for these reasons, or the change of control had so occurred, on December 31, 2009. The Compensation Committee may, in its discretion, agree to revise, amend or add to the benefits if it deems advisable. For purposes of the following summaries, dollar amounts are estimates based on annual base salary as of December 31, 2009, benefits paid to the named executive officer in fiscal 2009 and stock and option holdings of the named executive officer as of December 31, 2009. The summaries assume a price per share of ION common stock of $5.92 per share, which was the closing price per share on December 31, 2009, as reported on the NYSE. The actual amounts to be paid to the named executive officers can only be determined at the time of each executive’s separation from the company.
     The amounts of potential future payments and benefits as set forth in the tables below, and the descriptions of the assumptions upon which such future payments and benefits are based and derived, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are estimates of payments and benefits to certain of our executives upon their termination of employment or a change in control, and actual payments and benefits may vary materially from these estimates. Actual amounts can only be determined at the time of such executive’s actual separation from our company or the time of such change in control event. Factors that could affect these amounts and assumptions include the timing during the year of any such event, the company’s stock price, unforeseen future changes in our company’s benefits and compensation methodology and the age of the executive.
Robert P. Peebler
     Termination and Change of Control. Mr. Peebler is entitled to certain benefits under his employment agreement upon any of the following events:
•	we terminate his employment other than for cause, death or disability;

•	Mr. Peebler resigns for “good reason”; or

•	Mr. Peebler resigns after remaining with us or with our successor for a period of 18 months following a “change of control” involving our company ~~(as defined in his agreement)~~.
     Under Mr. Peebler’s employment agreement, a “change of control” occurs upon any of the following:

(1) the acquisition by a person or group of beneficial ownership of 51% or more of the outstanding shares of common stock other than any acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a “business combination” (as defined in sub-paragraph (3) below);
(2) changes in directors on ION’s Board such that the individuals that constitute the entire Board cease to constitute at least a majority of directors of the Board, other than new directors whose appointment or nomination for election was approved by a vote of at least two-thirds of the directors then constituting the entire Board (except in the case of election contests);
(3) a “business combination” — that is, a merger or consolidation involving ION or a sale of all or substantially all of ION’s assets — unless owners of ION common stock immediately following such business combination together own more than 60% of the total outstanding stock or voting power of the entity resulting from the business combination; or
(4) ION’s stockholders approve the liquidation or dissolution of ION.
     Upon the occurrence of any of ~~In~~ the above ~~scenarios~~ events, Mr. Peebler would be entitled to receive the following (less applicable withholding taxes and subject to compliance with his two-year non-compete, non-solicit and no-hire obligations):
•	a lump sum cash amount equal to 0.99 times his annual base salary;

•	over a two-year period, a cash amount equal to two times his annual base salary; and

•	all incentive plan bonuses then due to him under the terms of the relevant incentive compensation plan in effect for any previous year and a prorated portion of the target incentive plan bonus that he would have been eligible to receive under any incentive compensation plan in effect with respect to the current year.
     We believe the above 18-month change-of-control benefit maximizes stockholder value because it motivates Mr. Peebler to remain in his position for a sufficient period of time following a change of control to ensure a smoother integration and transition for the new owners. Given his unique and high levels of experience and expertise in the seismic industry, we believe Mr. Peebler’s severance structure is in our best interest because it ensures that for a two-year period after leaving our employment, Mr. Peebler will not be in a position to compete with us or otherwise adversely affect our business. Mr. Peebler’s severance provisions are more generous than those of the other named executive officers and reflect the greater interest we have in protecting against any future competition from Mr. Peebler after his employment with us, and also the greater opportunity costs that he would bear if we decided to change our chief executive officer.
     Change of Control Under Equity Incentive Plans. Our named executive officers currently hold outstanding awards under one or more of the following four incentive plans: our Amended and Restated 2004 Long-Term Incentive Plan, our 2003 Employee Stock Option Plan, our 2000 Long-Term Incentive Plan and our Stock Appreciation Rights Plan. Under these plans, a “change of control” will be deemed to have occurred upon any of the following (which we refer to in this section as a “Plan Change of Control”):
     (1) the acquisition by a person or group of beneficial ownership of 40% (or 51% under the 2003 Employee Stock Option Plan) or more of the outstanding shares of common stock other than acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a business combination described in sub-paragraph (3) below;
     (2) changes in directors on ION’s Board such that the individuals that constitute the entire Board cease to constitute at least a majority of directors of the Board, other new directors whose appointment or nomination for election was approved by a vote of at least a majority of the directors (two-thirds of the directors under the 2003 Employee Stock Option Plan) then constituting the entire Board (except in the case of election contests);
     (3) approval by ION’s stockholders of a reorganization, merger, consolidation or similar business combination involving ION, unless (i) owners of ION common stock immediately following such transaction together own more than 50% of the total outstanding stock or voting power of the entity resulting from the transaction (60% under the 2003 Employee Stock Option Plan) and (ii) at least a majority of the members of the board of directors of the entity resulting from the transaction were members of ION’s board at the time of the execution of the agreement for the transaction; or
     (4) the sale of all or substantially all of the assets of ION (in the case of the Amended and Restated 2004 Long-Term Incentive Plan, the 2000 Long-Term Incentive Plan and the Stock Appreciation Rights Plan), or ION’s stockholders approve the liquidation or dissolution of ION (in the case of the 2003 Employee Stock Option Plan).
     Upon a “Plan ~~c~~Change of ~~c~~Control” ~~involving ION~~ (~~as that term is defined in his employment agreement and the applicable stock plans)~~, all of Mr. Peebler’s stock options granted to him under the 2003 Employee Stock Option Plan and the Amended and Restated 2004 Long-Term Incentive Plan will become fully exercisable and restricted stock granted to him under the Amended and Restated 2004 Long-Term Incentive Plan will automatically accelerate and become fully vested. Upon any of the above events, we would not be required to provide any medical continuation or death or disability benefits for Mr. Peebler that are not also available to our other employees as required by law or the applicable benefit plan.
     Death or Disability. Upon his death or disability, any options or restricted stock Mr. Peebler holds under our 2004 Long-Term Incentive Plan would automatically accelerate and become fully vested. As of December 31, 2009, Mr. Peebler held 205,296 shares of restricted stock granted under our 2004 Long-Term Incentive Plan.
     Termination by Us for Cause or by Mr. Peebler Other Than for Good Reason. Upon his termination or resignation for any other reason, Mr. Peebler is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.
     Mr. Peebler’s vested stock options will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement.
     In addition, any voluntary termination of employment on or after December 31, 2010, will be treated for all purposes under our 2004 Long-Term Incentive Plan as a termination due to the retirement of Mr. Peebler, thereby causing all of his unvested stock options and restricted stock granted under that plan to automatically accelerate and become fully vested.
     If any payment or benefit under his employment agreement is determined to be subject to the excise tax for “excess parachute payments” under U.S. federal income tax rules, we have agreed to pay to Mr. Peebler an additional amount to adjust for the incremental tax costs of those payments to him.
     Assuming Mr. Peebler’s employment was terminated under each of these circumstances or a change of control occurred on December 31, 2009, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

				Value of
	Cash		Tax	Accelerated Equity
Scenario	Severance ($)(1)	Bonus ($)	Gross-Ups ($)	Awards ($)(2)
Without Cause or For Good Reason	1,719,250	431,250	—	—
Resign 18 months after change of control	1,719,250	431,250	—	—
Change of Control (regardless of termination)	—	—	—	1,609,552
Death or Disability	—	—	—	1,609,552
Voluntary Termination	—	—	—	1,609,552

(1)	$569,250 would be payable immediately and $1,150,000 would be payable over a two-year period. In addition to the listed amounts, if Mr. Peebler resigns or his employment is terminated for any reason, he would be entitled to be paid for his unused vacation days. Mr. Peebler is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2)	As of December 31, 2009, Mr. Peebler held 205,296 shares of unvested restricted stock and unvested options to purchase 135,000 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 135,000 shares underlying Mr. Peebler’s unvested options by $5.92 (the closing price per share on

December 31, 2009) and then deducting the $3.00 exercise price for those shares. The value of accelerated unvested restricted stock was calculated by multiplying 205,296 shares by $5.92.
R. Brian Hanson
     Termination and Change of Control. Mr. Hanson is entitled to certain benefits under his employment agreement upon any of the following events:
•	we terminate his employment other than for cause, death or disability;

•	Mr. Hanson resigns for “good reason”; or

•	Mr. Hanson resigns after remaining with us or with our successor for a period of 12 months following a “change ~~of~~ in control” involving our company.
     Under Mr. Hanson’s employment agreement, a “change in control” occurs upon any of the following:
     (1) the acquisition by a person or group of beneficial ownership of 40% or more of the outstanding shares of common stock other than any acquisitions directly from ION, acquisitions by ION or an employee benefit plan maintained by ION, or certain permitted acquisitions in connection with a “Merger” (as defined in sub-paragraph (3) below);
     (2) changes in directors on ION’s Board such that the individuals that constitute the entire Board cease to constitute at least a majority of directors of the Board, other than new directors whose appointment or nomination for election was approved by a vote of at a majority of the directors then constituting the entire Board (except in the case of election contests);
     (3) approval by ION’s stockholders of a “Merger” — that is, a reorganization, merger, consolidation or similar business combination involving ION — unless (i) owners of ION common stock immediately following such business combination together own more than 50% of the total outstanding stock or voting power of the entity resulting from the business combination in substantially the same proportion as their ownership of ION voting securities immediately prior to such Merger and (ii) at least a majority of the members of the board of directors of the corporation resulting from such Merger (or its parent corporation) were members ION’s board at the time of the execution of the initial agreement providing for the Merger; or
     (4) the sale or other disposition of all or substantially all of the assets of ION.
     Upon the occurrence of any of ~~In~~ the above events ~~scenarios~~, Mr. Hanson would be entitled to receive the following (less applicable withholding taxes and subject to compliance with non-compete, non-solicit and no-hire obligations):
•	over a two-year period, a cash amount equal to two times his annual base salary;

•	all incentive plan bonuses then due to him under the terms of the relevant incentive compensation plan in effect for any previous year and a prorated portion of the target incentive plan bonus that he would have been eligible to receive under any incentive compensation plan in effect with respect to the current year; and

•	continuation of insurance coverage for Mr. Hanson as of the date of his termination for a period of one year at the same cost to him as prior to the termination.
     We believe the above 12-month change-~~of~~ in-control benefit maximizes stockholder value because it motivates Mr. Hanson to remain in his position for a sufficient period of time following a change of control to ensure a smoother integration and transition for the new owners.
     Upon a “Plan ~~c~~Change of ~~c~~Control” ~~involving ION~~ (see “Robert P. Peebler — Change of Control Under Equity Incentive Plans” above) ~~as that term is defined in his employment agreement and the applicable stock plans)~~, all of Mr. Hanson’s stock options granted to him under the Amended and Restated 2004 Long-Term Incentive Plan will become fully exercisable, restricted stock granted to him under the Amended and Restated 2004 Long-Term

Incentive Plan will automatically accelerate and become fully vested and all SARs granted to him under the Stock Appreciation Rights Plan will ~~automatically accelerate and~~ become fully vested and immediately exercisable. In addition, any change of control of our company will cause the remaining term of Mr. Hanson’s employment agreement to automatically adjust to two years, commencing on the effective date of the change of control.
     Death, Disability or Retirement. Upon his death, disability or retirement, all options, restricted stock and SARs that Mr. Hanson holds would automatically accelerate and become fully vested.
     Termination by Us for Cause or by Mr. Hanson Other Than for Good Reason. Upon any termination by us for cause or any resignation by Mr. Hanson for any reason other than “good reason” (as defined in his employment agreement), Mr. Hanson is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.
     Mr. Hanson’s vested stock options and SARs will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable plan and grant agreement. If Mr. Hanson is terminated for cause, all of his vested and unvested stock options, unvested restricted stock and unvested SARs will be immediately forfeited.
     If any payment or benefit under his employment agreement is determined to be subject to the excise tax for “excess parachute payments” under U.S. federal income tax rules, we have agreed to pay to Mr. Hanson an additional amount to adjust for the incremental tax costs of those payments to him.
     Assuming Mr. Hanson’s employment was terminated under each of these circumstances or a change of control occurred on December 31, 2009, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

					Value of
	Cash	Bonus	Insurance	Tax	Accelerated Equity
Scenario	Severance ($)(1)	($)(2)	Continuation ($)(3)	Gross-Ups ($)	Awards ($)(4)
Without Cause or For Good Reason	654,000	163,500	14,499	—	—
Resign 12 months after change of control	654,000	163,500	14,499	—	—
Change of Control (regardless of termination) or Death, Disability or Retirement	—	—	—	—	1,057,200
Voluntary Termination	—	—	—	—	—

(1)	Payable over a two-year period. In addition to the listed amounts, if Mr. Hanson resigns or his employment is terminated for any reason, he would be entitled to be paid for his unused vacation days. Mr. Hanson is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2)	Represents an estimate of the target bonus payment Mr. Hanson would be entitled to receive pursuant to our 2009 incentive plan. The actual bonus payment he would be entitled to receive upon his termination may be different from the estimated amount, depending on the achievement of payment criteria under the bonus plan.

(3)	The value of insurance continuation contained in the above table is the total cost of COBRA continuation coverage for Mr. Hanson, maintaining his same levels of medical, dental and other insurance in effect as of December 31, 2009, less the amount of premiums to be paid by Mr. Hanson for such coverage.

(4)	As of December 31, 2009, Mr. Hanson held 75,000 unvested shares of restricted stock, unvested stock options to purchase 106,250 shares of common stock and 140,000 SARs. The value of accelerated unvested options was calculated by multiplying 75,000 shares underlying Mr. Hanson’s unvested options by $5.92 (the closing price per share on December 31, 2009) and then deducting the aggregate exercise price for those shares (equal to $3.00 per share for 70,000 options). Options having an exercise price greater than $5.92 were calculated with a zero value. The value of accelerated unvested restricted stock was calculated by multiplying 75,000 shares by $5.92. The value of accelerated unvested SARs was calculated by multiplying 140,000 shares by $5.92 and then deducting the settlement price of $3.00.
Christopher M. Friedemann

     Mr. Friedemann is not entitled to receive any contractual severance if we terminate his employment without cause. Upon a “Plan ~~c~~Change of ~~c~~Control” ~~involving our company~~ (see “Robert P. Peebler — Change of Control Under Equity Incentive Plans” above), all of his unvested stock options granted to him under the Amended and Restated 2004 Long-Term Incentive Plan and the 2000 Long-Term Incentive Plan will become fully exercisable and restricted stock granted to him under the Amended and Restated 2004 Long-Term Incentive Plan will automatically accelerate and become fully vested. Upon his retirement, death or disability, all unvested options and restricted stock he holds will automatically accelerate and become fully vested.
     The vested stock options held by Mr. Friedemann will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement. If Mr. Friedemann is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.
     Assuming his employment was terminated under each of these circumstances or a change of control occurred on December 31, 2009, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

Value of
	Cash	Accelerated Equity
Scenario	Severance ($)(1)	Awards ($)(2)
Without Cause	—	—
Change of Control (regardless of termination) or Death, Disability or Retirement	—	235,194
Voluntary Termination	—	—

(1)	In addition to the listed amounts, if Mr. Friedemann resigns or his employment is terminated for any reason, he would be entitled to be paid for his unused vacation days. Mr. Friedemann is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2)	As of December 31, 2009, Mr. Friedemann held 19,999 unvested shares of restricted stock and unvested options to purchase 75,000 shares of our common stock. The value of accelerated unvested options was calculated by multiplying 75,000 shares underlying Mr. Friedemann’s unvested options by $5.92 (the closing price per share on December 31, 2009) and then deducting the aggregate exercise prices for those shares (equal to $3.00 per share for 40,000 options). Options having an exercise price greater than $5.92 were calculated with a zero value. The value of his accelerated unvested restricted stock was calculated by multiplying 19,999 shares by $5.92.
David L. Roland
     Termination and Change of Control. Mr. Roland is entitled to certain benefits under his employment agreement upon any of the following events:
•	we terminate his employment other than for cause, death or disability; or

•	Mr. Roland resigns for “good reason.”
     In the above scenarios, Mr. Roland would be entitled to receive the following (less applicable withholding taxes):
•	over a one-year period, a cash amount equal to his annual base salary;

•	all incentive plan bonuses then due to him under the terms of the relevant incentive compensation plan in effect for any previous year and a prorated portion of the target incentive plan bonus that he would have been eligible to receive under any incentive compensation plan in effect with respect to the current year; and

•	continuation of insurance coverage for Mr. Roland as of the date of his termination for a period of one year at the same cost to him as prior to the termination.
     Upon a “Plan ~~c~~Change of ~~c~~Control” ~~involving our company~~ (see “Robert P. Peebler — Change of Control Under Equity Incentive Plans” above), all of Mr. Roland’s unvested stock options granted to him under the Amended and

Restated 2004 Long-Term Incentive Plan will become fully exercisable and restricted stock granted to him under the Amended and Restated 2004 Long-Term Incentive Plan will automatically accelerate and become fully vested. Mr. Roland’s employment agreement contains no change-of-control severance payment rights.
     Death, Disability or Retirement. Upon his death, disability or retirement, all options and restricted stock that Mr. Roland holds would automatically accelerate and become fully vested.
     Termination by Us for Cause or by Mr. Roland Other Than for Good Reason. Upon any termination by us for cause or any resignation by Mr. Roland for any reason other than “good reason” (as defined in his employment agreement), Mr. Roland is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.
     Mr. Roland’s vested stock options will remain exercisable after his termination of employment, death, disability or retirement for periods of between 180 days and one year following such event, depending on the event and the terms of the applicable stock plan and grant agreement. If Mr. Roland is terminated for cause, all of his vested and unvested stock options and unvested restricted stock will be immediately forfeited.
     Assuming Mr. Roland’s employment was terminated under each of these circumstances or a change of control occurred on December 31, 2009, his payments and benefits would have an estimated value as follows (less applicable withholding taxes):

	Cash			Tax
	Severance	Bonus	Insurance	Gross-	Value of Accelerated
Scenario	($)(1)	($)(2)	Continuation ($)(3)	Ups ($)	Equity Awards ($)(4)
Without Cause or For Good Reason	270,000	135,000	14,436	—	—
Change of Control (regardless of termination) or Death, Disability or Retirement	—	—	—	—	302,494
Voluntary Termination	—	—	—	—	—

(1)	Payable over a one-year period. In addition to the listed amounts, if Mr. Roland resigns or his employment is terminated for any reason, he would be entitled to be paid for his unused vacation days. Mr. Roland is currently entitled to 20 vacation days per year. The above table assumes that there is no earned but unpaid base salary as of the time of termination.

(2)	Represents an estimate of the target bonus payment Mr. Roland would be entitled to receive pursuant to our 2009 incentive plan. The actual bonus payment he would be entitled to receive upon his termination may be different from the estimated amount, depending on the achievement of payment criteria under the bonus plan.

(3)	The value of insurance continuation contained in the above table is the total cost of COBRA continuation coverage for Mr. Roland, maintaining his same levels of medical, dental and other insurance in effect as of December 31, 2009, less the amount of premiums to be paid by Mr. Roland for such coverage.

(4)	As of December 31, 2009, Mr. Roland held 39,999 unvested shares of restricted stock and unvested stock options to purchase 70,000 shares of common stock. The value of accelerated unvested options was calculated by multiplying 70,000 shares underlying Mr. Roland’s unvested options by $5.92 (the closing price per share on December 31, 2009) and then deducting the aggregate exercise prices for those shares (equal to $3.00 per share for 22,500 options). Options having an exercise price greater than $5.92 were calculated with a zero value. The value of accelerated unvested restricted stock was calculated by multiplying 39,999 shares by $5.92.